SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For June 9, 2014

QIWI plc

12-14 Kennedy Ave.

Kennedy Business Centre, 2nd Floor, Office 203

1087 Nicosia Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-190918) OF QIWI PLC AND IN THE OUTSTANDING PROSPECTUS CONTAINED IN SUCH REGISTRATION STATEMENT.

Explanatory Note

The purpose of this Report on Form 6-K is to revise the presentation of the consolidated financial statements of QIWI plc (the “Company”) included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed on March 12, 2014 with the Securities and Exchange Commission (“SEC”) (the “2013 Form 20-F”) to reflect changes in the Company’s reportable segments.

Beginning January 1, 2014, the Company revised its financial reporting structure such that it has one financial reporting segment. The Company decided to consolidate its previous financial reporting segments, Visa QIWI Wallet and QIWI Distribution, in order to better reflect the Company’s underlying business in light of the growing interconnectedness and interrelation between Visa QIWI Wallet and QIWI Distribution.

Attached as Exhibit 99.1 are the revised consolidated financial statements and revised notes to the consolidated financial statements which reflect the change in the financial reporting segments. Only the following notes have been revised and updated from their previous presentation to reflect the new presentation:

•	Note 9 – Operating Segments; and

•	Note 33 – Events after the reporting date.

Similarly, “Item 3.A—Selected financial information” and “Item 5—Operating and Financial Review and Prospects” as included in the 2013 Form 20-F have been revised and updated from its previous presentation to reflect the Company’s new financial reporting segments. The revised presentation is attached as Exhibit 99.2.

Finally, the Company has included in this Report on Form 6-K the Report of Independent Registered Public Accounting Firm on the consolidated financial statements, which is unchanged from the 2013 Form 20-F, other than being dual dated to reflect revised notes 9 and 33 to the Company’s consolidated financial statements.

The change in reportable segment structure had no impact on the Company’s historical consolidated financial position, results of operations or cash flows, as reflected in the revised consolidated financial statements contained in Exhibit 99.1 to this Report on Form 6-K. The revised consolidated financial statements do not represent a restatement of previously issued consolidated financial statements.

No attempt has been made in this Report on Form 6-K, and it should not be read, to modify or update disclosures as presented in the 2013 Form 20-F to reflect events or occurrences after the date of the filing of the 2013 Form 20-F, except for matters relating specifically to the change in the Company’s financial reporting segments and the amendments reflected in note 33 (Events after the reporting date) to the consolidated financial statements. Therefore, this Report on Form 6-K (including Exhibits 99.1 and 99.2 hereto) should be read in conjunction with the 2013 Form 20-F and the Company’s filings made with the SEC subsequent to the filing of the 2013 Form 20-F.

Exhibits

23.1	Consent of Ernst & Young LLC

99.1	Financial Statements from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, revised solely to amend notes 9 and 33 thereof

99.2	“Item 3.A—Selected financial information” and “Item 5—Operating and Financial Review and Prospects” from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, revised solely to reflect the change in segment reporting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIWI PLC (Registrant)

Date: June 9, 2014	By:	/s/ Alexander Karavaev
Alexander Karavaev
Chief Financial Officer

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